UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT
Pursuant to Section 15(d) of the
Securities Exchange Act of 1934

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2001

or

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 0-20045

A. Full title of the plan and address of the plan, if different from that of the issuer named below:

WATSON PHARMACEUTICALS, INC.
EMPLOYEES’ 401(K) PROFIT-SHARING PLAN

As Amended and Restated Effective as of January 1, 2001

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

WATSON PHARMACEUTICALS, INC.
311 Bonnie Circle
Corona, CA 92880

Watson Pharmaceuticals, Inc.
Employees’ 401(k) Profit-Sharing Plan

Index to Financial Statements
and Supplemental Schedule

As of December 31, 2001 and 2000
And for the Year Ended December 31, 2001

*
All other schedules required by the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Accountants

To the Participants and Employee Benefits Plan Committee of the
Watson Pharmaceuticals, Inc. Employees’ 401(k) Profit-Sharing Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Watson Pharmaceuticals, Inc. Employees’ 401(k) Profit-Sharing Plan (the “Plan”) at December 31, 2001 and December 31, 2000, and the changes in net assets available for benefits for the year ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PRICEWATERHOUSECOOPERS LLP
Orange County, California
June 7, 2002

Watson Pharmaceuticals, Inc.
Employees’ 401(k) Profit-Sharing Plan

Statements of Net Assets Available for Benefits

	December 31,
	2001	2000
Assets:
Investments:
Investments, at fair value	$47,313,712	$38,481,864
Loans to participants	1,068,987	931,838

Total investments	48,382,699	39,413,702
Contributions receivable:
Company	333,492	84,438
Participant	436,661	271,777

Total contributions receivable	770,153	356,215

Net assets available for benefits	$49,152,852	$39,769,917

The accompanying notes are an integral part of these financial statements.

Watson Pharmaceuticals, Inc.
Employees’ 401(k) Profit-Sharing Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2001
Additions to net assets:
Investment income:
Interest and dividend income	$340,601
Net depreciation in the fair value of registered investment company mutual funds	(3,248,239)
Net depreciation in the fair value of pooled separate accounts	(672,399)
Net depreciation in the fair value of Company common stock	(589,492)
Other income	1,266,141

Total investment loss	(2,903,388)

Contributions:
Rollover	1,039,803
Participant	11,093,797
Company	4,362,830

Total contributions	16,496,430

Total additions	13,593,042

Deductions from net assets:
Benefits paid to participants	(4,023,970)
Administrative expenses	(186,137)

Total deductions	(4,210,107)

Net increase	9,382,935
Net assets available for benefits:
Beginning of year	39,769,917

End of year	$49,152,852

The accompanying notes are an integral part of these financial statements.

Watson Pharmaceuticals, Inc.
Employees’ 401(k) Profit-Sharing Plan

Notes to Financial Statements

1.	General Description of the Plan

The following description of the Watson Pharmaceuticals, Inc. Employees’ 401(k) Profit-Sharing Plan (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General

The Plan was adopted by Watson Pharmaceuticals, Inc. and certain subsidiaries (collectively, the “Company”) on January 1, 1988. The Plan is a defined contribution plan covering substantially all employees of the Company who have met certain eligibility requirements. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”) and is administered by the Plan’s Administration Committee.

The Plan is intended to be a qualified defined contribution plan, which satisfies the requirements of Section 401(k) of the Internal Revenue Code, as amended (the “IRC”). Under the IRC, participants are not liable for federal income taxes on employee contributions, Company contributions or Plan earnings thereon until such time as they are partially or completely withdrawn from the Plan.

Due to the Company’s acquisition of Schein Pharmaceutical, Inc. in 2000, a large number of participants in The Retirement Plan of Schein Pharmaceutical, Inc. and Affiliates (the “Schein Plan”) were enrolled in the Plan effective August 26, 2000. The underlying net assets in the Schein Plan related to these new participants are expected to be transferred into the Plan subsequent to the receipt of a favorable determination letter from the Internal Revenue Service, which is expected to be received in 2002.

Vesting

Participant contributions and related earnings are fully vested immediately. Participants vest in Company matching contributions at a rate of 33 1/3% each year until fully vested after three years. Benefits attributable to each participant will become fully vested in all accounts and benefits in the event of death, disability, normal retirement at age 65, or the complete or partial termination of the Plan.

Contributions

Participants may elect to contribute from 1% to 20% of their total eligible compensation to the Plan, subject to a maximum dollar limitation as defined by the IRC. The Company contributes 50% of the first 8% of total compensation that a participant contributes to the Plan. In addition to Company matching contributions, the Company may elect to make discretionary profit sharing contributions. The Company did not make any profit sharing contributions in the year ended December 31, 2001.

Participant Accounts

Each participant’s account is credited with (a) participant contributions, (b) Company matching contributions, (c) discretionary profit-sharing contribution, if any and (d) an allocation of account earnings. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account. Participants direct the investment of their accounts. Changes to these investment elections are allowed at any time.

Watson Pharmaceuticals, Inc.
Employees’ 401(k) Profit-Sharing Plan

Notes to Financial Statements

Investment Options

The investment fund options consist of various pooled separate accounts and registered investment company mutual funds and, as of July 2000, a Company stock fund, which are generally described below.

Principal Guaranteed Interest Account – The fund invests in private market bonds, commercial mortgages and mortgage-backed securities.

Principal Money Market Separate Account – The fund invests in high-quality commercial paper.

Principal Government Securities Separate Account – The fund invests in various types of government securities.

Principal Stock Emphasis Balanced Separate Account – The fund invests in other separate accounts of Principal Life Insurance Company, which usually invest from 50-100% of the assets in dynamic aggressive investment accounts and 0-50% in conservative and moderate investment accounts.

Principal Large-Cap Stock Index Separate Account – The fund primarily invests in the common stocks of those companies listed in the Standard & Poor’s 500 Stock Index.

Principal Medium Company Value Separate Account – The fund invests in stocks of medium-sized companies whose stock prices—relative to their companies’ profits, assets, and other value measures—are lower than average.

Principal Small Company Value Separate Account – The fund invests in stocks of small-sized companies whose stocks are considered undervalued at the time of purchase.

Principal International Stock Separate Account – The fund invests in common stocks of companies located outside the United States, mainly in Western Europe and Asia.

Principal Mid-Cap Stock Index Separate Account – The fund invests in stocks found in the 400 Mid-Cap Stock Index.

American Century Ultra Investment Fund – The fund invests at least 90% of assets in equities selected for their appreciation potential. The majority of these securities are common stocks issued by companies that meet certain standards for earnings and revenue growth.

American Century International Growth Fund – The fund invests primarily in common stocks of foreign companies that meet certain fundamental and technical standards and whose earnings and revenues are growing at an accelerating pace.

Vanguard Asset Allocation Fund – The fund is a domestic-hybrid fund, which divides its assets among common stocks, bonds, convertible securities and cash.

Vanguard U.S. Growth Fund – The fund invests in common stocks of large companies that are projected to grow faster than the overall stock market.

Vanguard Growth & Income Fund – The fund invests at least 65% of assets in securities included in the S&P 500 index.

T. Rowe Price Mid-Cap Growth Fund – The fund invests in common stocks of companies of all sizes, with an emphasis toward mid-size companies—those with market values that currently range from approximately $1 billion to $8 billion.

Watson Pharmaceuticals, Inc.
Employees’ 401(k) Profit-Sharing Plan

Notes to Financial Statements

T. Rowe Price Small-Cap Stock Fund – The fund invests at least 65% of total assets in stocks of small companies – those with market capitalizations of approximately $1 billion or less. This includes mostly U.S. stocks, but can include foreign stocks, futures and options.

Company Stock Fund – The fund invests in shares of Watson Pharmaceuticals, Inc. common stock (“Company common stock”).

Participant Loans

Participants may borrow a minimum of $1,000 and a maximum equal to the lesser of $50,000 or 50% of the participant’s vested account balance. Each loan is collateralized by the participant’s vested account balance and bears interest commensurate with local prevailing rates as determined by the Plan’s Administration Committee. Repayment of principal and interest is provided by uniform payroll deductions over a period of up to five years for all loans unless loan proceeds were used to purchase a primary residence. The period for repayment of loans used for a primary residence have a maximum repayment term of 15 years.

Payment of Benefits

Upon termination of service due to separation from the Company (including death, disability, or retirement), a participant will receive the value of the participant’s vested interest in his or her account in a lump-sum amount or in certain cases, the participant may have the payment transferred to an IRA or another employer qualified plan, or the participant may elect to purchase a commercially insured annuity contract for the life of the participant. To the extent an account is vested in the Company Stock Fund, payment of all or part of that amount may be made in shares of Company common stock. Withdrawals are also permitted for financial hardship, which is determined pursuant to the provisions of the IRC, or, for participant contributions, after age 59 1/2.

Forfeitures

Forfeitures may be used to defray the reasonable costs and expenses of administering the Plan. Any forfeitures in excess of those used to defray costs and expenses shall either be reallocated among participants or used to reduce Company matching contributions and profit sharing contributions, if any.

Administrative Expenses

All administrative expenses related to the direct management of the Plan’s investments and benefit payments are shared by the Plan and the Company. Professional fees incurred in connection with the Plan’s annual compliance with ERISA and the Securities and Exchange Commission were paid by the Company. For the year ended December 31, 2001, the Company paid administrative expenses totaling approximately $69,000 on behalf of the Plan.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts and the net assets of the Plan will be allocated among the participants or their beneficiaries, after payment of any expenses properly chargeable to the Plan, in accordance with the provisions of ERISA.

Watson Pharmaceuticals, Inc.
Employees’ 401(k) Profit-Sharing Plan

Notes to Financial Statements

2.	Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan have been prepared on an accrual basis and in conformity with accounting principles generally accepted in the United States of America.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts in the statement of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

Risks and Uncertainties

The Plan provides for various investment options in any combination of investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. Investments in pooled separate accounts are stated at fair value, based on the net asset value of the composite portfolio. Net asset value is the fair market value of the securities on the last business day of the Plan year. Shares of registered investment company mutual funds and common stock are valued at quoted market prices. Participant loans are valued at the unpaid principal amount of the loan, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

The net depreciation in the fair value of investments presented in the Statement of Changes in Net Assets Available for Benefits includes both the realized gains or losses and the unrealized appreciation or depreciation on those investments.

Payment of Benefits

Payments to participants are recorded when paid.

Watson Pharmaceuticals, Inc.
Employees’ 401(k) Profit-Sharing Plan

Notes to Financial Statements

3.	Investments

The following presents investments that represent 5% or more of the Plan’s net assets as of December 31, 2001 and 2000:

	2001	2000
Principal Money Market Separate Account	$5,664,057	$4,308,532
Principal Government Securities Separate Account	4,436,810	2,145,058
Principal Large-Cap Stock Index Separate Account	5,817,419	5,420,055
Principal Guaranteed Interest Account	2,661,245	N/A
Vanguard Asset Allocation Fund	4,149,347	3,997,441
Vanguard U.S. Growth Fund	5,912,593	6,869,068
American Century Ultra Investment Fund	4,363,562	4,336,632
T. Rowe Price Mid-Cap Growth Fund	6,165,926	4,314,227

4.	Related-Party Transactions

Certain Plan investments are shares of pooled separate accounts managed by Principal Life Insurance Company, trustee of the Plan. Therefore, transactions in these shares qualify as party-in-interest transactions for which a statutory exemption exists. Fees paid by the Plan for the investment management services amounted to approximately $186,000 for the year ended December 31, 2001.

Effective October 26, 2001, Principal Mutual Holding Company, the former parent company of the trustee, demutualized. As part of the demutualization process, Principal Financial Group, Inc., the new parent company of the trustee, conducted and closed an initial public offering. As a member of Principal Mutual Holding Company, the Plan was entitled to compensation as a result of the demutualization. As such, the Plan received 54,094 shares of Principal Financial Group, Inc. stock. In December 2001, the Employee Benefits Plan Committee authorized and approved the sale of such shares and the proceeds were allocated to the Plan participants. The shares were sold in December 2001 for total proceeds to the Plan of $1,266,141. This amount is included in Other income on the Statement of Changes in Net Assets Available for Benefits.

5.	Tax Status

The Internal Revenue Service has determined and informed the Company by letter dated December 20, 2000, that the Plan and related trust are designed in accordance with applicable sections of the IRC. The Plan, however, has been amended and restated since receiving the determination letter. The Company has applied for, but has not yet received, a new determination letter from the Internal Revenue Service. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Company believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

Watson Pharmaceuticals, Inc.
Employees’ 401(k) Profit-Sharing Plan

Schedule of Assets (Held at End of Year)
December 31, 2001

(a)	(b) Identity of issuer, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current Value
*	Principal	Guaranteed Interest Account		$2,661,245
*	Principal	Money Market Separate Account		5,664,057
*	Principal	Government Securities Separate Account		4,436,810
*	Principal	Large-Cap Stock Index Separate Account		5,817,419
*	Principal	Medium Company Value Separate Account		1,209,671
*	Principal	Stock Emphasis Balanced Separate Account		721,769
*	Principal	Small Company Value Separate Account		745,943
*	Principal	International Stock Separate Account		1,042,635
*	Principal	Mid-Cap Stock Index Separate Account		310,114
	American Century	Ultra Investment Fund		4,363,562
	American Century	International Growth Fund		521,913
	Vanguard Group	Asset Allocation Fund		4,149,347
	Vanguard Group	U.S. Growth Fund		5,912,593
	Vanguard Group	Growth & Income Fund		637,885
	T. Rowe Price Funds	Mid-Cap Growth Fund		6,165,926
	T. Rowe Price Funds	Small-Cap Stock Fund		746,257
*	Watson Pharmaceuticals, Inc.	Company Stock Fund		2,206,566
*	Participant Loans	Varying maturity dates, interest ranging
		from 6.75% to 12%, per annum		1,068,987

				$48,382,699

*	Party-in-interest for which a statutory exemption exists.

Under ERISA, an asset held for investment purposes is any amount held by the Plan on the last day of the Plan fiscal year.

Watson Pharmaceuticals, Inc.
Employees’ 401(k) Profit-Sharing Plan

Signatures

The Plan

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Watson Pharmaceuticals, Inc. Employees’ 401(k) Profit-Sharing Plan
By: WATSON PHARMACEUTICALS, INC. as plan administrator

By:	/s/ MICHAEL E. BOXER
Michael E. Boxer, Senior Vice President-Chief Financial Officer (Principal Financial Officer)

Dated: June 20, 2002

Watson Pharmaceuticals, Inc.
Employees’ 401(k) Profit-Sharing Plan

Index to Exhibits

Exhibit Number	Description	Page

23.1	Consent of Independent Accountants	12